Form 10-K, Exhibit 13
period 1997-03-31
SPECTRIAN CORP /CA/
filed 1997-06-24
CIK 925054


Selected Consolidated Financial Data
                                                                                           Year ended March 31,

(In thousands, except per share data)                                     1997       1996       1995       1994       1993
                                                                          ----       ----       ----       ----       ----
STATEMENT OF OPERATIONS DATA
Revenues:
        Product sales                                                  $ 86,665    $ 68,014   $ 58,668   $ 33,175    $ 20,961
        Non-recurring engineering revenues                                1,587       4,099      3,810      4,684       3,497
                                                                       --------    --------   --------   --------    --------
                                                                         88,252      72,113     62,478     37,859      24,458
                                                                       --------    --------   --------   --------    --------
Costs and expenses:
        Cost of product sales                                            65,322      45,355     39,068     22,154      14,796
        Research and development                                         17,230      14,548     11,374     10,058       3,461
        Selling, general and administrative                               9,299       7,450      6,784      5,529       3,939
                                                                       --------    --------   --------   --------    --------
                                                                         91,851      67,353     57,226     37,741      22,196
                                                                       --------    --------   --------   --------    --------
        Operating income (loss)                                          (3,599)      4,760      5,252        118       2,262
Interest income (expense), net                                             (392)        889        391       (667)       (235)
                                                                       --------    --------   --------   --------    --------
        Income (loss) from continuing operations before income taxes     (3,991)      5,649      5,643       (549)      2,027
Income tax expense                                                         --           169        170       --          --
                                                                       --------    --------   --------   --------    --------
        Income (loss) from continuing operations                         (3,991)      5,480      5,473       (549)      2,027
Discontinued operation:
        Income (loss) from discontinued military operation                 --          --         --         --          (767)
        Provision for operating losses during phase-out period             --          --         --         --        (1,144)
                                                                       --------    --------   --------   --------    --------
                Net income (loss)                                      $ (3,991)   $  5,480   $  5,473    $  (549)   $    116
                                                                       ========    ========   ========    =======    ========
Net income (loss) per share:
        Income (loss) from continuing operations                       $  (0.49)   $   0.67   $   0.74    $ (0.41)   $   0.42
                                                                       ========    ========   ========    =======    ========
        Shares used in computing per share amounts                        8,152       8,193      7,435      1,325       4,849



BALANCE SHEET DATA
Working capital                                                          24,062      12,710     28,317      7,859       3,355
Total assets                                                             66,633      55,922     45,070     20,965      17,115
Debt and capital lease obligations, net of current portion                7,057        --         --        3,634       1,961
Total shareholders equity                                                42,466      44,838     37,056      9,765       5,953

     Certain statements in the following section Management's Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements. These forward-looking statements include, but are not limited to, the statements in the fourth paragraph of Overview concerning the volatility of revenues and the expectation of declining average sales prices, the statements in the last paragraph of Overview, the statements in the analysis of Years Ended March 31, 1997 and 1996 under Revenues regarding future NRE revenues and under Cost of Product Sales regarding anticipated product introductions, related cost improvements and trends offsetting such cost improvements, the statement in the second paragraph of Liquidity and Capital Resources concerning renewal of the revolving line of credit and the statements in the last paragraph under Liquidity and Capital Resources regarding the anticipated spending for capital additions in fiscal 1998 and the sufficiency of the Company's available resources to meet working capital and capital expenditure requirements. The forward-looking statements contained herein are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Such risks and uncertainties are included in the discussion under Management's
Discussion and Analysis of Financial Condition and Results of Operations--Overview.


                    SPECTRIAN CORPORATION AND SUBSIDIARIES 14

Management's Discussion and Analysis of
           Financial Condition and Results of Operations


Overview

     Spectrian designs, manufactures and markets highly linear single carrier and multicarrier power amplifiers to wireless communications infrastructure equipment manufacturers that support a broad range of worldwide analog and digital transmission standards, including AMPS, TDMA, CDMA, TACS, and GSM. Spectrian pursues a strategy of vertical integration of its manufacturing process and expends significant resources for research and development in all aspects of the design of power amplification products.

     The Company generates the majority of its product sales revenue from the sale of its power amplifiers. A minor amount of product sales revenue is derived from amplifier repair and service. The Company also receives non-recurring engineering (NRE) revenues, which represent funding from the Company's OEM customers for specific development projects.

     Over the last several years, the Company's revenues have increased significantly, primarily as a result of increasing sales to a limited number of wireless infrastructure original equipment manufacturers. The Company's principal customers in fiscal 1997, Northern Telecom and Nortel Matra Communications, in which Northern Telecom has an equity investment, accounted for 63% and 12% of revenues, respectively. In fiscal 1996, sales to Northern Telecom and Nortel Matra Communications represented 58% and 17% of revenues respectively, and in fiscal 1995, these same two customers accounted for 53% and 13% of revenues, respectively. If the Company were to lose a major OEM customer, in particular Northern Telecom, or if orders by a major OEM customer were to otherwise decrease, the Company's business, financial condition and results of operations would be materially adversely affected.

     As a result of the Company's limited customer base, the Company's revenues have been and will continue to be volatile. Softness in portions of the wireless markets in late 1995 and early 1996, driven partly by delays in the build-out of PCS infrastructure, caused significant fluctuations in the Company's product sales during that period of time. In fiscal 1997 the Company made strides to broaden its customer base and product portfolio by entering the Korean market for PCS CDMA amplifiers, supporting the new US PCS system rollouts, continuing to support the conversion from analog to digital systems and by rolling out its second generation multicarrier product. However, should there be future delays in the roll-out of PCS and other wireless systems the Company could experience materially adverse effects on quarterly and annual revenues. The Company has also experienced, and expects to continue to experience, declining average sales prices for its power amplifiers.

     The Company's cost of product sales consists primarily of raw materials, RF transistor fabrication costs, amplifier assembly and test costs, overhead and warranty cost. It does not include costs incurred in connection with NRE revenues. Despite its focus on designing products for manufacturability, the Company has experienced high material and manufacturing costs, including scrap, material obsolescence, labor inefficiencies and an inability to recognize economies of scale, due in part to rapid increases in production volume and the introduction of multiple new products into manufacturing. The Company has also experienced intermittent supply shortages of the semiconductor parts produced by the Company among other material shortages. The Company's high manufacturing costs have historically had a material adverse effect on gross margins. Although the Company has initiated corrective actions, any failure to achieve manufacturing cost reductions, or any interruption in the supply of materials, could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's results of operations have in the past, and will in the future, vary significantly due to a number of factors, including the timing, cancellation or rescheduling of customer orders and shipments; the availability of semiconductor RF transistors and other materials; variations in manufacturing costs and efficiencies; the availability for sale of new products; changes in the mix of products having differing gross margins; changes in average selling prices; competitive factors; and variations in product development or other operating expenses. The results of operations for any period are not indicative of results for any subsequent period.

Results of Operations

     The following table sets forth, for the periods indicated, certain statement of operations data of the Company expressed as a percentage of total revenues and the gross margin on product sales.

                                                   Year ended March 31,

                                                  1997    1996    1995
                                                  ----    ----    ----
Revenues:
     Product sales                                 98%      94%     94%
     Nonrecurring engineering revenues              2        6       6
                                                  ----    ----    ----
                                                  100      100     100
                                                  ----    ----    ----
Costs and expenses:
     Cost of product sales                         74       63      63
     Research and development                      19       20      18
     Selling, general and administrative           11       10      11
                                                  104       93      92
                                                  ----    ----    ----
        Operating income (loss)                    (4)       7       8
Interest income (expense), net                     (1)       1       1
                                                  ----    ----    ----
        Income (loss) from operations
          before income taxes                      (5)       8       9
                                                  ====    ====    ====
Gross margin on product sales                    24.6%    33.3%   33.4%


                    SPECTRIAN CORPORATION AND SUBSIDIARIES 15

Years Ended March 31, 1997 and 1996

     Revenues. The Company's revenues increased by 22% from $72.1 million in fiscal 1996 to $88.3 million in fiscal 1997. The increase was due primarily to increasing volume in sales of PCS products, reflecting the build-out of the U.S. PCS network infrastructure, and continued strong GSM product sales. These revenue increases were partially offset by a 61% decrease in NRE revenues, from $4.1 million in fiscal 1996 to $1.6 million in fiscal 1997, due to continued reductions in the number of customer-funded research and development projects. The Company expects NRE revenue to further decline in future years in both absolute dollars and as a percentage of revenue.

     Cost of Product Sales. The Company's cost of product sales increased by 44% to $65.3 million in fiscal 1997 from $45.4 million in fiscal 1996. Gross margin on product sales in fiscal 1997 declined to 24.6% from 33.3% in fiscal 1996. During fiscal 1997 the Company introduced fourteen new products into manufacturing to meet customer and market demands. The need to produce many of these products in high volumes during their manufacturing infancy resulted in much higher costs for the related material, labor and overhead. The heavy new product volume had a detrimental effect on the Company's fiscal 1997 gross margins and profitability. The Company anticipates a similar number of new products will be introduced in fiscal 1998 but will be developed primarily from existing product platforms thereby producing some economies of scale and reducing the inefficiencies associated with steep learning curves. Trends which may offset some of these anticipated cost improvements are the increasingly more complex amplifier product performance expectations from the marketplace and customer pressures to reduce pricing as shipment volumes grow.

     Research and Development. The Company's research and development (R&D) expenses increased 18% to $17.2 million in fiscal 1997 from $14.5 million in fiscal 1996. As a percentage of revenues, R&D expenses declined slightly from 20% in fiscal 1996 to 19% in fiscal 1997. The increase in R&D expenses primarily reflected nine months of development expenses for the Company's 4-inch wafer fabrication facility as compared to only three months in fiscal 1996 as well as increased R&D hiring and the associated recruiting and salary costs.

     Selling, General and Administrative. The Company's selling, general and administrative expenses (SG&A) increased by 25% to $9.3 million in fiscal 1997 from $7.5 million in fiscal 1996. SG&A expenses as a percentage of revenues increased slightly from 10% in fiscal 1996 to 11% in fiscal 1997. The increase in SG&A expenses from fiscal 1996 to 1997 was primarily attributable to increases in sales and marketing headcount, the related salaries and expense benefits as well as outside commissions expenses required to support the Company's expanding customer base and product portfolio.

     Interest Income (Expense), net. Net interest expense for fiscal 1997 was $392,000, compared to net interest income of $889,000 in fiscal 1996. The change between fiscal 1997 and fiscal 1996 primarily reflects decreased interest income as a result of lower average cash balances in fiscal 1997 and the interest expense incurred as a result of the Company utilizing various debt financing instruments during fiscal 1997.

     Income Taxes. The Company did not record a provision for income taxes in fiscal 1997 because of net losses incurred. An income tax provision of $169,000 was recorded in fiscal 1996, an effective tax rate of 3% after use of net operating loss carryforwards. As of March 31, 1997, the Company had a net operating loss carryforward of approximately $29 million for federal income tax purposes and $9 million for California income tax purposes. The Company's ability to use its net operating loss carryforwards against taxable income may be subject to restrictions and limitations under Section 382 of the Internal Revenue Code of 1986, as amended, in the event of a change in ownership of the Company.

Years Ended March 31, 1996 and 1995

     Revenues. The Company's revenues increased 15% to $72.1 million in fiscal 1996 from $62.5 million in fiscal 1995. The increase was principally attributable to increases in sales of existing cellular amplifier products and increases in sales of new amplifier products for the PCS market.

     Cost of Product Sales. The Company's cost of product sales increased 16% to $45.4 million in fiscal 1996 from $39.1 million in fiscal 1995. Gross margin on product sales in fiscal 1996 and 1995 was 33.3% and 33.4%, respectively. The very slight decline in fiscal 1996 gross margin was attributable primarily to lower average selling prices and manufacturing inefficiencies, largely offset by lower cost of material.

     Research and Development. The Company's R&D expenses increased 28% to $14.5 million in fiscal 1996 from $11.4 million in fiscal 1995. The increase in R&D expenses resulted primarily from increased headcount and the associated salaries expense, cost of materials for prototypes and other expenses associated with increasingly complex semiconductor and amplifier development activities. R&D expenses as a percentage of revenues, increased to 20% of revenues in fiscal 1996 from 18% in fiscal 1995, reflecting the Company's decision to grow R&D funding at a faster rate than the current growth rate in revenues.

     Selling, General and Administrative. The Company's SG&A expenses increased 10% to $7.5 million in fiscal 1996 from $6.8 million in fiscal 1995. This increase in SG&A expenses was pri-

                    SPECTRIAN CORPORATION AND SUBSIDIARIES 16 marily attributable to increases in headcount and associated salaries and administrative expenses as a result of overall growth in the Company's operations.

     Interest Income, net. The Company earned net interest income of $889,000 in fiscal 1996 as compared to net interest income of $391,000 in fiscal 1995. The change between fiscal 1995 and fiscal 1996 reflected the interest income earned for a full year period on the proceeds from the Company's initial public offering.

     Income Taxes. The Company recorded a provision for income taxes of $169,000 in fiscal 1996 as compared to $170,000 in fiscal 1995, both at an effective rate of 3% after use of net operating loss carryforwards.

Liquidity and Capital Resources

     The Company has historically financed its growth through its initial public offering of Common Stock in August 1994 and through private sales of equity securities, capital equipment leases, bank lines of credit and cash flows from operations. Cash used by operations in fiscal 1997 was $8.1 million as compared to cash provided by operations of $9.6 million and $7.0 million in fiscal 1996 and 1995 respectively. The cash used by operations in fiscal 1997 was principally for purchasing inventory to support increased production ramps for increasing product shipment volumes. In addition, cash from operations was impacted by the Company's net loss in fiscal 1997 and higher receivables levels as a result of higher shipment volumes, offset in large part by increased depreciation expense, higher accounts payable driven by higher inventory levels and higher accrued liabilities for warranty and employee benefits among others. The increase in cash provided by operations in fiscal 1996 primarily related to the increased depreciation included in expenses, improved collections of accounts receivable and management of accounts payable, partially offset by increased inventory.

     As of March 31, 1997, the Company had working capital of $24.1 million including $6.2 million in cash and cash equivalents. In addition, the Company has a revolving line of credit of $6.0 million with a bank secured by the majority of the Company's assets which expires in July 1997, and a $4.0 million term loan with the same bank to be secured by a portion of the Company's capital equipment assets as the loan is drawn down. Under the terms of the master agreement governing both these credit instruments, the Company is required to maintain certain minimum working capital, net worth, profitability and other specific financial ratios. As of March 31, 1997, the Company was in compliance with these financial covenants. The Company expects to renew the revolving line of credit in July 1997. There were no borrowings outstanding against these lines of credit as of March 31, 1997.

     In January 1997, the Company borrowed $6.0 million under a term loan secured by certain of the Company's capital equipment. The loan, which expires in January 2002, requires the payment of monthly principal plus interest and is subject to certain minimum net worth and other specific financial ratio covenants. The Company was in compliance with these covenants as of March 31, 1997. In March 1997, the Company also secured a $3.2 million real estate loan, which expires in April 2007, for the purchase of a light industrial building for its future facilities expansion.

     Additions to property and equipment were $16.3 million, $28.2 million and $5.8 million in fiscal 1997, 1996 and 1995, respectively. Capital additions during fiscal 1997 included manufacturing test equipment required to support new product ramps and increase factory capacity, equipment purchased for the new 4-inch wafer fabrication facility, R&D test equipment to support various development projects and the acquisition of a 39,000 square foot building located between the Company's two existing leased facilities in Sunnyvale, CA. In November 1996, the Company completed a sale of its principal facilities in Sunnyvale, California including its 4-inch wafer fabrication facility, originally purchased during fiscal 1996. The proceeds from the sale of the facilities were $16.3 million, net of fees, commissions and closing costs.

     The Company anticipates spending approximately $16 million in fiscal 1998 for capital additions primarily to support manufacturing capacity requirements, development projects and facilities expansion. Based on the Company's current working capital position, the cash flows the Company expects to generate from fiscal 1998 operations and the available line of credit the Company expects to renew, the Company believes that sufficient resources will be available to meet the Company's cash requirements for at least the next twelve months. Cash requirements for periods beyond the next twelve months depend on the Company's profitability, timing and level of capital expenditures, working capital requirements and the Company's rate of growth.

                    SPECTRIAN CORPORATION AND SUBSIDIARIES 17

Consolidated Balance Sheets
                                                            Year Ended March 31,

(In thousands)                                                1997       1996
                                                           ---------------------

ASSETS
Current assets:
        Cash and cash equivalents                          $  6,240    $  1,163
        Short-term investments                                 --         3,002
        Accounts receivable, less
                allowance for doubtful accounts
                of $365 and $339, respectively               15,825      11,980
        Inventories                                          17,301       7,229
        Prepaid expenses and other current assets             1,806         420
                                                           --------    --------
                        Total current assets                 41,172      23,794
Property and equipment, net                                  25,461      32,128
                                                           --------    --------
                                                           $ 66,633    $ 55,922
                                                           ========    ========


LIABILITIES AND SHAREHOLDERS EQUITY
Current liabilities:
        Accounts payable                                   $  8,101    $  6,964
        Accrued liabilities                                   7,421       4,120
        Current portion of debt obligations                   1,588        --
                                                           --------    --------
                        Total current liabilities            17,110      11,084
Debt obligations, net of current portion                      7,057        --
                                                           --------    --------
                        Total liabilities                    24,167      11,084
                                                           --------    --------
Shareholders equity:
        Common stock, no par value; 20,000,000
                shares authorized; 8,265,230 and
                8,014,525 shares issued and
                outstanding, respectively                    53,395      51,956
        Deferred compensation expense                          --          (182)
        Unrealized gains on investments                        --             2
        Accumulated deficit                                 (10,929)     (6,938)
                                                           --------    --------
                        Total shareholders equity            42,466      44,838
                                                           --------    --------
                                                           $ 66,633    $ 55,922
                                                           ========    ========

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                    SPECTRIAN CORPORATION AND SUBSIDIARIES 18

Consolidated Statements of Operations

                                                      Year Ended March 31,

(In thousands, except per share data)               1997     1996      1995
                                                 ----------------------------
Revenues:
        Product sales                            $ 86,665  $ 68,014  $ 58,668
        Nonrecurring engineering revenues           1,587     4,099     3,810
                                                 --------  --------  --------
                                                   88,252    72,113    62,478
                                                 --------  --------  --------
Costs and expenses:
        Cost of product sales                      65,322    45,355    39,068
        Research and development                   17,230    14,548    11,374
        Selling, general and administrative         9,299     7,450     6,784
                                                 --------  --------  --------
                                                   91,851    67,353    57,226
                                                 --------  --------  --------
                Operating income (loss)            (3,599)    4,760     5,252
Interest income (expense), net                       (392)      889       391
                                                 --------  --------  --------
                Interest (loss) before
                 income taxes                      (3,991)    5,649     5,643
Income tax expense                                   --         169       170
                                                 --------  --------  --------
                Net income (loss)                $ (3,991) $  5,480  $  5,473
                                                 ========  ========  ========
Net income (loss) per share                      $  (0.49) $   0.67  $   0.74
                                                 ========  ========  ========
Shares used in computing per share amounts          8,152     8,193     7,435

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                    SPECTRIAN CORPORATION AND SUBSIDIARIES 19


Consolidated  Statements of Cash Flows

                                                                                   Year Ended March 31,
(In thousands)                                                                  1997        1996       1995
                                                                             --------------------------------
Cash flows from operating activities:
        Net income (loss)                                                    $ (3,991)    $ 5,480    $  5,473
        Adjustments to reconcile net income (loss) to net
          cash provided by operating activities:
              Depreciation and amortization                                     6,574       4,793       2,789
              Stock option compensation                                           182         (49)        200
              Tax benefit associated with stock options                          --           138          60
              Changes in operating assets and liabilities:
                 Accounts receivable                                           (3,845)     (1,360)     (2,033)
                 Inventories                                                  (10,072)     (2,444)     (1,239)
                 Prepaid expenses and other assets                             (1,386)        (26)       (227)
                 Accounts payable                                               1,137       2,897         966
                 Accrued liabilities                                            3,301         173       1,011
                                                                             --------    --------    --------
                    Net cash provided by (used for)
                           operating activities                                (8,100)      9,602       7,000
                                                                             --------    --------    --------
Cash flows from investing activities:
        Purchase of short-term investments                                       --       (16,123)    (12,107)
        Proceeds from sale of short-term investments                             3000      25,230        --
        Proceeds from sale of property                                         16,414        --          --
        Purchase of property and equipment                                    (16,321)    (28,182)     (5,800)
                                                                             --------    --------    --------
                     Net cash provided by (used for)
                           investing activities                                 3,093     (19,075)    (17,907)
Cash flows from financing activities:
        Proceeds from sale and leaseback financing                               --          --           584
        Proceeds from real estate loan                                          2,917        --          --
        Proceeds from debt and equipment financing                             18,000        --          --
        Repayments of debt and capital lease obligations                      (12,272)       --        (5,935)
        Proceeds from initial public offering                                    --          --        21,066
        Proceeds from sales of common stock, net                                1,439       2,216         487
                                                                             --------    --------    --------
                Net cash provided by financing activities                      10,084       2,216      16,202
                                                                             --------    --------    --------
                Net increase (decrease) in cash and cash equivalents            5,077      (7,257)      5,295
                Cash and cash equivalents, beginning of year                    1,163       8,420       3,125
                                                                             --------    --------    --------
                Cash and cash equivalents, end of year                       $  6,240    $  1,163    $  8,420
                                                                             ========    ========    ========
Supplemental disclosures of cash flow information:
        Cash paid during the year for interest                               $    660    $     31    $    291
                                                                             ========    ========    ========
        Noncash investing and financing activities:
                Conversion of preferred stock into common stock              $   --      $   --      $ 27,166
                                                                             ========    ========    ========
                Capital equipment acquired under capital lease obligations   $   --      $   --      $    188
                                                                             ========    ========    ========
                Deferred stock option compensation                           $   --      $   (425)   $    308
                                                                             ========    ========    ========

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                    SPECTRIAN CORPORATION AND SUBSIDIARIES 20


Consolidated Statements of Shareholders Equity
                                                                                              Deferred
                                           Preferred stock              Common Stock        Compensation
                                        Shares         Amount       Shares       Amount        Expense
                                      -------------------------------------------------------------------
(In thousands)

Balances as of March 31, 1994         4,155,912    $   27,166       817,173    $      940    $     (450)
Exercise of stock options                  --            --         273,247           121          --
Employee stock purchase plan               --            --          34,469           366          --
Repurchase of common stock                 --            --              (1)         --            --
initial public offering, net of
        $2,372 expenses                    --            --       1,875,000        21,066          --
Conversion of preferred stock
        into common stock            (4,155,912)      (27,166)    4,155,912        27,166          --
Deferred stock option compensation         --            --            --             308          (308)
Stock option compensation                  --            --            --            --             200
Tax benefit associated
        with stock options                 --            --            --              60          --
Unrealized gains on investments            --            --            --            --            --
Net income                                 --            --            --            --            --
                                     ----------       -------     ---------        ------    ----------

Balances as of March 31, 1995              --            --       7,155,800        50,027          (558)
Exercise of stock options                  --            --         761,778         1,161          --
Employee stock purchase plan               --            --          96,947         1,055          --
Deferred stock option compensation         --            --            --            (425)          425
Stock option compensation                  --            --            --            --             (49)
Tax benefit associated
        with stock options                 --            --            --             138          --
Unrealized losses on investments           --            --            --            --            --
Net income                                 --            --            --            --            --
                                     ----------    ----------     ---------    ----------    ----------

Balances as of March 31, 1996              --            --       8,014,525        51,956          (182)
Exercise of stock options                  --            --         114,671           276          --
Employee stock purchase plan               --            --         136,034         1,163          --
Stock option compensation                  --            --            --            --             182
Unrealized losses on investments           --            --            --            --            --
Net loss                                   --            --            --            --            --
                                     ----------    ----------     ---------    ----------    ----------

Balances as of March 31, 1997              --      $     --       8,265,230    $   53,395    $     --
                                     ==========       =======     =========    ==========    ==========






                                    Unrealized                    Total
                                  Gains (Losses) Accumulated   Shareholders
                                  on Investments   Deficit        Equity
                                  -----------------------------------------
(In thousands)

Balances as of March 31, 1994            --      $  (17,891)   $    9,765
Exercise of stock options                --            --             121
Employee stock purchase plan             --            --             366
Repurchase of common stock               --            --
initial public offering, net of
        $2,372 expenses                  --            --          21,066
Conversion of preferred stock
        into common stock                --            --            --
Deferred stock option compensation       --            --            --
Stock option compensation                --            --             200
Tax benefit associated
        with stock options               --            --              60
Unrealized gains on investments    $        5          --               5
Net income                               --           5,473         5,473
                                   ---------     ---------     -----------

Balances as of March 31, 1995               5       (12,418)       37,056
Exercise of stock options                --            --           1,161
Employee stock purchase plan             --            --           1,055
Deferred stock option compensation       --            --            --
Stock option compensation                --            --             (49)
Tax benefit associated
        with stock options               --            --             138
Unrealized losses on investments           (3)         --              (3)
Net income                               --           5,480         5,480
                                   ---------     -----------   -----------

Balances as of March 31, 1996               2        (6,938)       44,838
Exercise of stock options                --            --             276
Employee stock purchase plan             --            --           1,163
Stock option compensation                --            --             182
Unrealized losses on investments         --              (2)           (2)
Net loss                                 --          (3,991)       (3,991)
                                   ---------     -----------   -----------

Balances as of March 31, 1997      $     --      $  (10,929)   $   42,466
                                   =========     ==========    ===========


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



                    SPECTRIAN CORPORATION AND SUBSIDIARIES 21

1.      Summary of Significant Accounting
        Policies

Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiary, American Microwave Technology, Inc., and a limited liability company, Gibraltar Court Associates, of which the Company is a majority owner. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

     The Company recognizes product sales upon shipment and concurrently accrues for expected warranty expenses. Repair and service revenues are recognized when the service is performed.

     Non-recurring engineering (NRE) revenues relate to customer funded development projects and are deferred and recognized upon completion of project milestones. The Company is under no obligation to repay funds once related milestones are achieved. Costs associated with such NRE revenue of $ 2,142,000, $4,472,000 and $5,835,000 for the years ended March 31, 1997, 1996 and 1995, respectively, are included in research and development expense in the accompanying consolidated financial statements.

Concentration of Credit Risk and Fair Value of Financial Instruments

     The Company performs ongoing credit evaluations of its customers financial condition and generally does not require collateral on accounts receivable. When required, the Company maintains allowances for credit losses and such losses have been within Management's expectations.

     The recorded amounts of financial instruments approximate their fair market values.

Cash Equivalents and Short-Term Investments

     The Company considers all liquid investments with an original maturity of three months or less to be cash equivalents. The cash equivalents consist of repurchase agreements and money market accounts as of March 31, 1997.

     The Company has classified its investments in certain debt and equity securities as "available-for-sale", and records such investments at fair market value, with unrealized gains and losses reported as a separate component of shareholder's equity. Interest income is recorded using an effective interest rate, with the associated premium or discount amortized to interest income. At March 31, 1997 and 1996, the fair value of the Company's investments approximated cost.

Inventories

     Inventories are stated at the lower of first-in, first-out cost or market.

Property and Equipment

     Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Assets recorded under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease terms or the estimated useful lives of the respective assets.

Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets where their realization is subject to uncertainty.

Per Share Computations

     Net income (loss) per share has been computed using the weighted average number of outstanding shares of Common Stock and common equivalent shares from stock options outstanding (when dilutive using the treasury stock method). The modified treasury stock method was used when shares obtainable from options exceeded 20% of the aggregate of Common and Preferred Stock outstanding at the end of the period. Pursuant to certain Securities and Exchange Commission Staff Accounting Bulletins, Common and Preferred Stock issued for consideration below the initial public offering (IPO) price of $12.50 per share and stock options granted with exercise prices below the $12.50 per share price during the 12-month period preceding the date of the initial filing of the registration statement in connection with the IPO, even when antidilutive, have been included in the calculation of common equivalent shares, using the treasury stock method and the $12.50 per share price, as if they were outstanding for all pre-IPO periods presented.

     The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share. SFAS No.128 requires presentation of basic earnings per share (EPS) and, for companies with complex capital structures, diluted EPS. SFAS

                    SPECTRIAN CORPORATION AND SUBSIDIARIES 22

No. 128 is effective for annual and interim periods ending after December 31, 1997. The Company expects that basic EPS will be higher than primary earnings per share as presented in the accompanying consolidated financial statements and that diluted EPS will not differ materially from primary earnings per share.

Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. The most significant of these relate to allowances for inventory obsolescence, allowances for doubtful accounts and the warranty accrual. Actual results could differ from those estimates.

Accounting for Stock-Based Compensation

     The Company accounts for its stock option plans using the intrinsic value method set forth in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock issued to Employees, and related interpretations. On April 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, and has provided the pro forma disclosure provisions of SFAS No. 123.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of

     The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, on April 1, 1996. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Adoption of this statement did not have a material impact on the Company's financial position, results of operations or liquidity.


2.      Investments

        Available-for-sale securities consisted of the following (in thousands):

                                                                March 31,
                                                          1997             1996
                                                         -----------------------
U.S. government securities                               $ --             $3,002
Repurchase agreements                                     4,830              893
Corporate debt securities                                   128               38
                                                         -----------------------
                                                         $4,958           $3,933
                                                         =======================

     As of March 31, 1997 and 1996 the estimated fair value of each investment approximated the amortized cost and, therefore, there were no significant unrealized gains or losses. At March 31, 1997 and 1996 all securities held were due in less than one year and were classified as follows (in thousands):

                                                                March 31,
                                                          1997             1996
                                                         -----------------------
Cash equivalents                                         $4,958           $  931
Short-term investments                                     --              3,002
                                                         -----------------------
                                                         $4,958           $3,933
                                                         =======================


3.      Balance Sheet Components

        Balance sheet components are as follows (in thousands):

                                                                March 31,
                                                            1997          1996
                                                         -----------------------
Inventories:
        Raw materials                                     $ 9,315       $ 1,512
        Work in progress                                    6,699         4,842
        Finished goods                                      1,287           875
                                                         -----------------------
                                                          $17,301       $ 7,229
                                                         =======================
Property and equipment:
        Machinery and equipment $                          37,181       $26,053
        Land, building and improvements                     2,822        15,682
        Furniture and fixtures                              1,376         1,342
        Leasehold improvements                                867           927
                                                         -----------------------
                                                           42,246        44,004
        Less accumulated depreciation
                and amortization                           16,785        11,876
                                                         -----------------------
                                                          $25,461       $32,128
                                                         =======================
Accrued liabilities:
        Employee compensation and benefits                $ 3,772       $ 2,673
        Warranty                                            1,940           699
        Other                                               1,709           748
                                                         -----------------------
                                                          $ 7,421       $ 4,120
                                                         =======================


4.      Debt and Lease Commitments

Lines of Credit

     The Company maintains a revolving line of credit under a master credit agreement with a bank. The master credit agreement contains certain financial covenants and certain restrictions on other indebtedness and payment of dividends. The line of credit, secured by a majority of the Company's assets, expires on July 31, 1997, bears interest at the banks prime rate, and provides for borrowings and letters of credit aggregating up to $6,000,000 based on a specified percentage of eligible accounts receivable. As of March 31, 1997, the Company was

                    SPECTRIAN CORPORATION AND SUBSIDIARIES 23 in compliance with its financial covenants and had $6,000,000 available under this line of credit with no borrowings outstanding. The Company also entered into a $4,000,000 term loan agreement with the same bank in February 1997 which provides for advances of funds secured by capital equipment purchases with interest payments equal to the banks prime rate plus 0.75% until November 1997. This term loan is subject to the same financial covenants as the Company's revolving line of credit. The Company has until October 31, 1997 to draw down some portion or all of the loan amount, and will be required to make equal monthly payments for thirty-six months commencing November 1997 plus interest equal to the banks prime rate plus 0.75%. As of March 31, 1997, $4,000,000 was available under this equipment term loan and no borrowings were outstanding.

Equipment and Real Estate Loans

     In January 1997, the Company borrowed $6,000,000 secured by certain capital equipment. Under the terms of the agreement, the Company is required to make a series of uneven monthly principal payments through January 2002 ranging from $42,000 to $136,000, plus interest at a rate equal to the Treasury Rate plus 2.75%, and must maintain certain minimum working capital, net worth, profitability, and other specific ratios for which the Company was in compliance as of March 31, 1997.

     In March 1997, through means of a limited liability company in which the Company is a majority owner, the Company purchased a 39,000 square foot building and secured a real estate loan with an institutional lender in the amount of $3,200,000 of which $2,917,000 was received by the Company in fiscal 1997. The loan has an initial maturity date of April 2002 with an option to be extended to April 2007. The Company makes monthly payments of principal and interest in equal amounts which are amortized over two hundred forty months with the remaining principal balance due on the maturity date. The interest rate is a variable interest rate set at the LIBOR rate plus 3.25%.

     During fiscal 1997, the Company borrowed $12,000,000 through various equipment term loan arrangements and repaid the outstanding balances prior to fiscal year end.

     Future minimum debt principal payments under these loans as of March 31, 1997 aggregated $8,645,000 including $1,588,000, $1,598,000, $1,062,000,
$813,000,  and $1,396,000 for the fiscal years 1998,  1999, 2000, 2001 and 2002, respectively, and $2,188,000, thereafter.

Lease Commitments

     During fiscal 1997, the Company sold its principal facilities in Sunnyvale for $16,414,000, and leased the facilities back under a lease that has been classified as an operating lease. The lease expires in November 2011 and the quarterly rent payments are subject to Consumer Price Index adjustments on a tri-annual basis beginning in November 1999.

     The Company leases these facilities and certain equipment under noncancelable operating leases. Future minimum lease payments under these noncancelable operating leases as of March 31, 1997 aggregated $26,790,000 including $2,015,000, $1,977,000, $1,977,000, $1,977,000 and $1,971,000 for the
fiscal years 1998,  1999,  2000, 2001 and 2002,  respectively  and  $16,872,000, thereafter. Rent expense was approximately $819,000, $778,000 and $802,000 for the years ended March 31, 1997, 1996 and 1995, respectively.


5.      Shareholders Equity

Authorized Shares

     All outstanding shares of Preferred Stock automatically converted into shares of Common Stock on a one-for-one basis upon completion of the Company's initial public offering in August 1994. At that time, the Board of Directors authorized 5,000,000 shares of Preferred Stock and 20,000,000 shares of Common Stock.

Stock Option Plans

     The Company has adopted stock option plans, (the "Plans"), pursuant to which the Company's Board of Directors may grant stock options to selected employees, directors, officers and consultants of the Company. Stock options are generally granted with an exercise price equal to the fair market value of the Company's stock at the date of grant. The options generally have 10-year terms and vest 25% after one year from the grant date with the remaining options vesting pro rata over the following 36 months.

     Under the 1992 Stock Plan, certain options were granted at prices that were below fair market value and, accordingly, the Company had accrued deferred compensation of $182,000 as of March 31, 1996, which was fully amortized to expense as of March 1997. A total of 286,449 shares of Common Stock have been reserved for issuance under the 1992 Stock Plan as of March 31, 1997.

     During the year ended March 31, 1997, under the Director Option Plan, 10,000 shares were granted, none were issued, and no remaining shares of Common Stock were reserved for issuance as of March 31, 1997.

     Outside of the 1992 Stock Plan and the 1994 Director Option Plan, two officers and one employee of the Company were granted a combined total of 390,000 options during fiscal 1997, at exercise prices ranging from $9.50 to $14.50, which are subject to the same vesting schedule as that of the Company's 1992 Stock Plan.

                    SPECTRIAN CORPORATION AND SUBSIDIARIES 24

        The per share weighted average fair market value of stock options granted during fiscal 1997 and fiscal 1996 were $9.41 and $17.69, respectively, on the date of grant using the Black-Scholes Option-Pricing Model with the following assumptions for both fiscal 1997 and fiscal 1996: stock price volatility of 80%, no expected dividends, an average risk-free interest rate of 6% and an average expected option term of 4.3 years.

        The following table summarizes option activity under the Plans:
                                                                      Weighted
                                           Available                  Average
                                             for        Options       Exercise
                                            Grant     Outstanding      Price
                                          -------------------------------------
Outstanding as of March 31, 1994          1,629,974     1,532,596    $    0.60
        Granted                            (419,811)      419,811        15.48
        Exercised                              --        (272,900)        0.54
        Canceled                             53,565       (53,565)        4.05
                                          -------------------------------------
Outstanding as of March 31, 1995          1,263,728     1,625,942         4.34
        Granted                            (444,743)      444,743        23.98
        Exercised                              --        (761,791)        1.52
        Canceled                            372,306      (372,306)        4.13
                                          -------------------------------------
Outstanding as of March 31, 1996          1,191,291       936,588        16.03
        Granted at fair market value     (1,760,346)    1,760,346        14.98
        Granted in excess of
           fair market value               (250,000)      250,000        14.50
        Exercised                              --        (114,671)        2.50
        Canceled                          1,105,510    (1,105,510)       19.83
                                          -------------------------------------
Outstanding as of March 31, 1997            286,455     1,726,753    $   13.20

     The following table summarizes information about stock options outstanding at March 31, 1997:

                               Weighted
                               Average    Weighted               Weighted
                   Number     Remaining    Average    Number     Average
Range of         Outstanding Contractual  Exercise Exercisable   Exercise
Exercise Prices   Options       Life        Price     Price       Price
---------------------------------------------------------------------------
$ 0.20-9.50       490,348       8.8        $  7.75   107,987     $  2.65
 10.00-13.75      107,833       9.8          13.48     4,333       10.00
       14.50      964,042       8.6          14.50    34,219       14.50
 16.25-38.50      164,530       8.6          21.66    62,786       21.06

$ 0.20-38.50    1,726,753       8.7        $ 13.20   209,325     $ 10.26

Employee Stock Purchase Plan

     In May 1994, the Board of Directors approved the 1994 Employee Stock Purchase Plan (the "Purchase Plan") which permits eligible employees to purchase the Company's Common Stock through payroll deductions. The Purchase Plan is implemented by consecutive and overlapping 24-month offering periods, each divided into four 6-month purchase periods. The purchase price of the shares is 85% of the lower of the fair market value of the Common Stock at the beginning of the offering period or the end of each purchase period. The Company reserved a total of 275,000 shares of common stock for issuance under this plan, of which 7,550 shares of Common Stock were still available for issuance as of March 31, 1997. During the year ended March 31, 1997, there were 136,034 shares acquired under the Purchase Plan at per share prices ranging from $6.59 to $12.11.

     Under SFAS No. 123, proforma compensation cost is calculated for the fair market value of the employees' purchase rights. The per share weighted average fair market value of those purchase rights granted in fiscal 1997 and fiscal 1996, respectively, was $5.14 and $6.54, using the Black-Scholes Option-Pricing Model with the following assumptions: for fiscal 1997, a stock price volatility of 80%, no expected dividends, risk free interest rate of 6% and an expected term of 0.9 years; for fiscal 1996, a stock price volatility of 80%, no expected dividends, a risk free interest rate of 6% and an expected term of 0.8 years.

Pro Forma Fair Value Information

     The Company applies APB Opinion No. 25 in accounting for its Plans and, accordingly, compensation cost has been recognized for its stock options using the intrinsic value method in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income (loss) would have been reduced to the pro forma amounts indicated below:

                                                 1997            1996
                                             ------------    ----------
Net income (loss)            As reported     $(3,991,000)    $5,480,000
                             Pro forma       $(8,018,000)    $2,339,000

Earnings (loss) per share    As reported         $ (0.49)       $  0.67
                             Pro forma           $ (0.98)       $  0.29

     Pro forma net income (loss) reflects only the options granted in fiscal 1997 and 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income
(loss) amounts presented above because compensation cost is reflected over the options vesting period of four years and compensation cost for options granted prior to April 1, 1995 is not considered.

                    SPECTRIAN CORPORATION AND SUBSIDIARIES 25

6.      Income Taxes

     Income tax expense for the years ended March 31, 1997, 1996 and 1995 differs from the amount computed by applying the federal income tax rate of 34% to pretax income (loss) from operations as a result of the following (in thousands):

                                                     Year ended March 31,
                                                   1997       1996        1995
                                                 -------------------------------

"Expected" income tax expense (benefit)          $(1,357)   $ 1,921     $ 1,918
Utilization of net operating loss
        carryforwards                               --       (1,921)     (1,918)
Unutilized net operating losses                    1,337
Alternative minimum tax                             --          169         170
Other                                                 20       --          --
                                                 -------------------------------
Income tax expense                               $  --      $   169     $   170
                                                 ===============================

     The Company is entitled to a deduction for federal and state tax purposes with respect to employees' early disposition of stock acquired through employee stock options. The net reduction in taxes otherwise payable arising from that deduction has been credited to Common Stock.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below (in thousands):

                                                                 March 31,
                                                             1997       1996
                                                         -----------------------
Deferred tax assets:
        Various accruals and reserves                       2,921       1,887
        Deferred research and development expenses             66
        Net operating loss carryforwards                   10,266       9,067
        Credit carryforwards                                4,721       3,359
                                                         -----------------------
                Total gross deferred tax assets            17,908      14,379
                Less valuation allowance                  (17,313)    (13,011)
                                                         -----------------------
                Net deferred tax assets                  $    595    $  1,368
                                                         =======================
Deferred tax liabilities:
        Property and equipment depreciation differences  $   (595)   $ (1,368)
                Total gross deferred liabilities             (595)     (1,368)
                                                         -----------------------
                Net deferred tax assets                  $   --      $   --
                                                         =======================

     As of March 31, 1997, the Company has a net operating loss carryforward of $29 million for federal income tax purposes and $9 million for California income tax purposes. The Company has research credit carryforwards of approximately $1.6 million and $1.5 million for federal and California income tax purposes, respectively. If not utilized, these carryforwards will expire in various amounts from 1999 through 2012. The Company also has an investment tax credit carryforward of approximately $1.6 million for California income tax purposes which, if not utilized, will expire in 2004 through 2005. Included in the deferred tax assets is approximately $8.9 million of assets relating to the stock option compensation, which will be credited to equity when realized.


7.      Major Customers

        The following table summarizes the annual percentage contribution to revenues by customers when sales to such customers exceeded 10% of such revenues in fiscal 1997, 1996 and 1995, and the amounts due from these customers as a percentage of total accounts receivable as of March 31, 1997 and 1996, follows:

                        Revenues        Percentage of Total Accounts
                  Year ended March 31,   Receivable as of March 31,
                  1997    1996    1995       1997         1996
                  --------------------------------------------------
Customer A         63%     58%     53%        51%          69%
Customer B         12%     17%     13%        27%          10%

        Customers A and B are major companies in the wireless infrastructure equipment industry. Company A has an equity investment in Company B.

Export sales as a percentage of revenues were as follows:

                  Year ended March 31,
                  1997    1996    1995
                  --------------------
Canada             57%     51%     55%
Europe             13      20      15
Other               3       1       1
                  --------------------
Total exports      73%     72%     71%
                  ====================

8.      Subsequent Event

     In April 1997, the Company sold its wholly-owned subsidiary, American Microwave Technology (AMT) to the management group and employees of AMT for approximately $4.0 million, realizing a net gain of approximately $500,000 after disposition of AMT's assets. The Company decided to divest AMT, which designs, develops and manufactures radio frequency power amplifier systems for selected wireless, scientific and application specific markets, after concluding AMT's market focus had become less synergistic with the Company's core business. For fiscal years 1997, 1996 and 1995, AMT reported revenues of approximately $6.0, $7.5 and $7.5 million respectively, and pretax income (loss) of $(0.8), $0.3 and $0.3 million, respectively.

                    SPECTRIAN CORPORATION AND SUBSIDIARIES 26

Report of KPMG Peat Marwick LLP,
        Independent Auditors

The Board of Directors and Shareholders of Spectrian Corporation:

     We have audited the accompanying consolidated balance sheets of Spectrian Corporation and subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Spectrian Corporation and subsidiaries as of March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1997, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP
-------------------------



San Jose, California
April 11, 1997

                    SPECTRIAN CORPORATION AND SUBSIDIARIES 27


Selected Unaudited Quarterly Financial Data

                                                    Year Ended March 31, 1997                     Year Ended March 31, 1996

(In thousands, except per share data)       FIRST      SECOND      THIRD      FOURTH     FIRST       SECOND      THIRD       FOURTH
                                           QUARTER     QUARTER     QUARTER    QUARTER    QUARTER     QUARTER     QUARTER     QUARTER
                                          --------    --------    --------    -------   --------    --------    --------    -------

STATEMENT OF OPERATIONS DATA
Revenues:
  Product sales                           $  9,560    $ 22,005    $ 23,839    $31,261   $ 20,262    $ 19,490    $ 11,644    $16,618
  Nonrecurring engineering revenues            363         267         646        311        199       1,461         628      1,811
                                          --------    --------    --------    -------   --------    --------    --------    -------
                                             9,923      22,272      24,485     31,572     20,461      20,951      12,272     18,429
                                          --------    --------    --------    -------   --------    --------    --------    -------
Costs and expenses:
  Cost of product sales                      8,491      16,639      17,211     22,981     13,010      12,682       8,203     11,460
  Research and development                   4,293       3,770       4,773      4,394      3,295       3,737       3,611      3,905
  Selling, general and administrative        2,379       1,948       2,293      2,679      2,058       2,094       1,460      1,838
                                          --------    --------    --------    -------   --------    --------    --------    -------
                                            15,163      22,357      24,277     30,054     18,363      18,513      13,274     17,203
                                          --------    --------    --------    -------   --------    --------    --------    -------
    Operating income (loss)                 (5,240)        (85)        208      1,518      2,098       2,438      (1,002)     1,226
Interest income (expense), net                 (74)       (251)        (70)         3        367         229         201         92
                                          --------    --------    --------    -------   --------    --------    --------    -------
    Income (loss) from operations
      before income taxes                   (5,314)       (336)        138      1,521      2,465       2,667        (801)     1,318
Income taxes                                  --          --          --         --         (201)       (214)         65        181
                                          --------    --------    --------    -------   --------    --------    --------    -------
Net income (loss)                         $ (5,314)   $   (336)   $    138    $ 1,521   $  2,264    $  2,453    $   (736)   $ 1,499
                                          --------    --------    --------    -------   --------    --------    --------    -------
Net income (loss) per share               $  (0.66)   $  (0.04)   $   0.02    $  0.18   $   0.27    $   0.29    $  (0.09)   $  0.18
                                          --------    --------    --------    -------   --------    --------    --------    -------
Shares used in computing
  per share amounts                          8,039       8,147       8,295      8,422      8,276       8,393       7,771      8,332

                                                                           AS A PERCENTAGE OF REVENUES
Revenues:
  Product sales                                 96%         99%         97%        99%        99%         93%         95%        90%
  Nonrecurring engineering revenues              4           1           3          1          1           7           5         10
                                          --------    --------    --------    -------   --------    --------    --------    -------
                                               100         100         100        100        100         100         100        100
Costs and expenses:
  Cost of product sales                         86          75          70         73         64          60          67         62
  Research and development                      43          17          19         14         16          18          29         21
  Selling, general and administrative           24           9           9          8         10          10          12         10
                                          --------    --------    --------    -------   --------    --------    --------    -------
                                               153         100          99         95         90          88         108         93
                                          --------    --------    --------    -------   --------    --------    --------    -------
    Operating income (loss)                    (53)         (0)          1          5         10          12          (8)         7
Interest income (expense), net                  (1)         (1)          0          0          2           1           1          0
                                          --------    --------    --------    -------   --------    --------    --------    -------
    Income (loss) from operations
      before income taxes                      (54%)        (2%)         1%         5%        12%         13%         (7%)        7%
                                          --------    --------    --------    -------   --------    --------    --------    -------
Gross margin on product sales                   11%         24%         28%        26%        36%         35%         30%        31%



                                                   Year Ended March 31, 1995

                                        FIRST       SECOND       THIRD      FOURTH
                                       QUARTER      QUARTER     QUARTER     QUARTER
                                       --------    --------    --------    --------

STATEMENT OF OPERATIONS DATA
Revenues:
  Product sales                        $ 13,867    $ 14,104    $ 13,757    $ 16,940
  Nonrecurring engineering revenues         841       1,202       1,252         515
                                       --------    --------    --------    --------
                                         14,708      15,306      15,009      17,455
                                       --------    --------    --------    --------
Costs and expenses:                       9,330       9,417       9,251      11,070
  Cost of product sales                   2,636       3,067       2,859       2,812
  Research and development                1,586       1,507       1,716       1,975
                                       --------    --------    --------    --------
  Selling, general and administrative    13,552      13,991      13,826      15,857
                                       --------    --------    --------    --------
                                          1,156       1,315       1,183       1,598
    Operating income (loss)                (142)          5         242         286
                                       --------    --------    --------    --------
Interest income (expense), net
    Income (loss) from operations
      before income taxes                 1,014       1,320       1,425       1,884
Income taxes                                (30)        (40)        (43)        (57)
                                       --------    --------    --------    --------
Net income (loss)                      $    984    $  1,280    $  1,382    $  1,827
                                       --------    --------    --------    --------
Net income (loss) per share            $   0.17    $   0.17    $   0.17    $   0.22
                                       --------    --------    --------    --------
Shares used in computing
  per share amounts                       5,903       7,454       8,162       8,220

                                                 AS A PERCENTAGE OF REVENUES
Revenues:
  Product sales                              94%         92%         92%         97%
  Nonrecurring engineering revenues           6           8           8           3
                                       --------    --------    --------    --------
                                            100         100         100         100
Costs and expenses:
  Cost of product sales                      63          61          62          64
  Research and development                   18          20          19          16
  Selling, general and administrative        11          10          11          11
                                       --------    --------    --------    --------
                                             92          91          92          91
                                       --------    --------    --------    --------
    Operating income (loss)                   8           9           8           9
Interest income (expense), net               (1)          0           1           2
                                       --------    --------    --------    --------
    Income (loss) from operations
      before income taxes                     7%          9%          9%         11%
                                       --------    --------    --------    --------
Gross margin on product sales                33%         33%         33%         35%


                    SPECTRIAN CORPORATION AND SUBSIDIARIES 28